Dreyfus
Municipal Income, Inc.

SEMIANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

Dreyfus Municipal Income, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Income, Inc., covering the six-month period from October 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging periods for municipal bond investors in recent memory. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. The municipal bond markets have been further pressured by major bond insurers, which presently still face potential rating downgrades, making their ability to continue to do business unlikely. Particularly hard-hit were lower-rated municipal bonds and those carrying third-party insurance from such independent bond insurers.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

*For the period of October 1, 2007, through March 31, 2008, as provided by
W. Michael Petty, Senior Portfolio Manager*

Fund and Market Performance Overview

For the six-month period ended March 31, 2008, Dreyfus Municipal
Income achieved a total return of –0.96% (on a net asset value basis).[1]
During the same period, the fund provided income dividends of
$0.246 per share, which is equal to a distribution rate of 5.80%.[2]

Municipal bonds suffered along with many other asset classes as a
fixed-income credit crisis and U.S. economic slowdown intensified
during the reporting period. While the fund's performance was affected
by these challenging market conditions, a defensive investment posture,
including a relatively short average duration, helped protect it from the
full brunt of market volatility.

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal
income tax to the extent consistent with the preservation of capital from
a portfolio that, under normal market conditions, invests at least 80% of
the value of its net assets in municipal obligations. Under normal market conditions, the fund invests in municipal obligations which, at the
time of purchase, are rated investment grade or the unrated equivalent
as determined by Dreyfus in the case of bonds, and rated in the two
highest rating categories or the unrated equivalent as determined by
Dreyfus in the case of short-term obligations having, or deemed to have,
maturities of less than one year.

We have constructed a portfolio by looking for income opportunities
through analysis of each bond's structure, including paying close atten-
tion to a bond's yield, maturity and early redemption features. Over
time, many of the fund's relatively higher-yielding bonds mature or are
redeemed by their issuers, and we generally attempt to replace those
bonds with investments consistent with the fund's investment policies,

albeit with yields that reflect the then-current interest-rate environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

Municipal Bonds Suffered in the Credit Crisis

The reporting period began amid a credit crisis originating in the sub-prime mortgage market, where an unexpectedly high number of homeowners defaulted on their loans. This development sent shock-waves throughout the financial markets as investors reassessed their attitudes toward risk. The sub-prime meltdown produced massive losses among bond insurers. Because many of these companies had written insurance on both mortgage-backed securities and municipal bonds, municipal bond investors responded negatively when insurers came under financial pressure.

The effects of the credit crisis were exacerbated by slower economic growth as declining housing prices, soaring energy costs and a softer job market put pressure on consumer spending. Aggressive reductions of short-term interest rates by the Federal Reserve Board and a fiscal stimulus package from Congress have not yet forestalled further economic deterioration. The economic slowdown also led to concerns that states and municipalities may soon face greater fiscal pressures.

Defensive Positioning Supported Fund Performance

Not surprisingly, lower-rated municipal bonds were among the harder-hit segments of the market. Because the fund focuses on securities with investment-grade credit ratings at the time of purchase, it held little exposure to the weaker-performing parts of the credit spectrum. In addition, we set the fund's average duration — a measure of sensitivity to changing interest rates — in a position we considered shorter than industry averages, which helped protect the fund from heightened market volatility and enabled it to participate more fully in relative strength in the intermediate-term part of the market's maturity range. While the fund invested in a number of bonds with third-party insurance, relatively few of its holdings carried insurance from the more troubled bond insurers. Finally, the fund benefited from a higher-than-usual cash balance, which we deployed into short-term tax-exempt instruments such as variable rate demand notes and auction-rate securities, which offered generous yields due to temporary supply-and-demand imbalances.

On the other hand, the fund's leveraging strategy was impacted during the latter part of the reporting period. The fund has issued preferred shares on which dividend rates are periodically reset through auctions. During the latter part of the reporting period, these auctions failed to attract enough bidders, and the rate paid to preferred shareholders was consequently reset based on a reference rate as provided in the fund's initial public offering documents. The short-term rate paid to the preferred shareholders during the reporting period did not affect the dividends paid to the fund's common shareholders.

Maintaining Caution in a Distressed Market

As of the reporting period's end, the financial markets have remained unsettled, and economic conditions have continued to falter. Therefore, we currently intend to maintain a defensive investment posture. While we have begun to identify fundamentally sound municipal bonds that may have been punished too severely, we have held off on purchasing them until we see clearer signs that the worst of the downturn is behind us.

April 15, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

STATEMENT OF INVESTMENTS

March 31, 2008 (Unaudited)

Long-Term Municipal Investments—162.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—2.7%				
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/10	4,620,000 [a]	5,041,483
Alaska—3.7%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	6,882,647
Arizona—3.3%				
City of Phoenix, County of Maricopa and the County of Pima Industrial Development Authorities, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.80	12/1/39	4,365,000	4,368,361
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.63	7/1/38	2,000,000	1,741,080
California—15.1%				
ABAG Financial Authority for Nonprofit Corporations, Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,056,100
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,950,265
California Educational Facilities Authority, Revenue (Mills College)	5.00	9/1/34	1,300,000	1,232,465
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,651,050
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	2,500,000	2,193,625
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 [a]	3,900,280
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	1,455,000 [a]	1,597,779

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	6,000,000	1,464,600
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	3,000,000 ᵃ	3,620,100
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	3,500,000	3,101,980
Colorado−12.5%				
Colorado Health Facilities Authority, HR (Poudre Valley Health Care, Inc. and Medical Center of the Rockies) (Insured; FSA)	10.26	3/1/40	6,000,000 ᵇ	6,000,000
Colorado Springs, HR	6.38	12/15/10	2,835,000 ᵃ	3,142,853
Colorado Springs, HR	6.38	12/15/30	2,890,000	2,984,185
University of Northern Colorado Board of Trustees, Auxiliary Facilities System Revenue (Insured; FSA)	5.00	6/1/35	11,000,000 ᶜ,ᵈ	10,996,150
District of Columbia−1.5%				
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/09	1,605,000 ᵃ	1,707,495
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	475,000	482,904
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	500,000	509,235

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—1.4%				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	30,000 [a]	32,017
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,470,000	1,501,546
South Lake County Hospital District, Revenue (South Lake Hospital, Inc.)	5.80	10/1/34	1,095,000	1,101,307
Illinois—12.0%				
Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 [a]	4,025,052
Chicago (Insured; FGIC)	6.13	7/1/10	315,000 [a]	344,068
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	40,000	40,259
Illinois Finance Authority, Revenue (Sherman Health Systems)	5.50	8/1/37	2,000,000	1,847,080
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 [a]	6,336,442
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 [a]	7,504,560
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 [a]	2,170,880
Indiana—1.5%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	2,500,000 [a]	2,757,225
Iowa—.5%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	5.00	6/1/47	1,175,000	986,319

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland—5.2%				
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 [a]	2,256,600
Maryland Health and Higher Educational Facilities Authority, Revenue (The Johns Hopkins University Issue)	6.00	7/1/09	7,000,000 [a]	7,399,840
Massachusetts—6.4%				
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	1,757,700
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	1/1/12	530,000 [a]	593,012
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/31	1,970,000	2,015,842
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	2,500,000	2,292,175
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,247,302
Michigan—3.5%				
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) (Insured; MBIA)	5.45	8/1/08	2,145,000 [a]	2,168,509
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,585,000	4,339,106

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota—1.5%				
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 [a]	2,681,771
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000	82,900
Mississippi—3.2%				
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	6,000,000	5,914,560
Missouri—2.7%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,174,250
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 [a]	2,762,875
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	130,000	131,842
Nevada—2.2%				
Clark County, IDR (Southwest Gas Corporation Project) (Insured; AMBAC)	6.10	12/1/38	4,000,000	4,041,360
New Jersey—.8%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,610,000	1,498,282
New Mexico—2.3%				
Farmington, PCR (Public Service Company of New Mexico San Juan Project)	6.30	12/1/16	3,000,000	3,007,320
New Mexico Mortgage Finance Authority, Single Family Mortgage Program (Collateralized: FHLMC and GNMA)	6.85	9/1/31	1,305,000	1,326,324

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York−.8%				
Long Island Power Authority, Electric System General Revenue	5.00	9/1/27	1,500,000	1,494,405
North Carolina−2.8%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Company Project)	5.75	8/1/35	1,500,000	1,248,090
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/26	3,000,000	2,816,670
North Carolina Housing Finance Agency, Home Ownership Revenue	6.25	1/1/29	1,145,000	1,151,687
Ohio−13.4%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	8,000,000	7,760,000
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	5,000,000 [a]	5,229,600
Ohio Air Quality Development Authority, PCR (FirstEnergy Generation Corporation Project) (Insured; AMBAC)	10.24	8/1/20	5,810,000 [b]	5,810,000
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	5.75	9/1/30	5,000	5,059
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled)	5.38	1/1/32	4,090,000	4,153,027
Toledo-Lucas County Port Authority, Special Assessment Revenue (Crocker Park Public Improvement Project)	5.38	12/1/35	2,000,000	1,830,820
Oklahoma−1.4%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	625,000	641,937

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma (continued)				
Oklahoma Development Finance Authority, Revenue, Refunding (Saint John Health System)	6.00	2/15/09	1,875,000 [a]	1,963,275
Oregon—2.7%				
Oregon Department of Transportation, Highway User Tax Revenue	5.00	11/15/28	5,000,000	5,067,200
Pennsylvania—10.4%				
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project)	6.60	1/1/19	3,500,000	3,500,420
Philadelphia School District, GO (Insured; FGIC)	10.00	9/1/21	7,305,000 [b]	7,305,000
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/11	5,995,000 [a]	6,690,360
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	1,755,000	1,782,694
Rhode Island—1.1%				
Rhode Island Housing and Mortgage Finance Corporation, Homeownership Opportunity Revenue	4.70	10/1/32	2,405,000	2,115,462
South Carolina—10.7%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	4,715,750
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 [a]	2,654,050
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,503,255
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	2,500,000	2,369,875

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina (continued)				
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	2,898,115
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	3,639,488
Tennessee−1.0%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	2,000,000	1,861,940
Texas−15.2%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	1,600,000	1,447,184
Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,761,675
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 [a]	3,985,955
Lubbock Educational Facilities Authority, Improvement Revenue (Lubbock Christian University)	5.25	11/1/37	1,500,000	1,327,170
North Texas Tollway Authority, System Revenue	5.75	1/1/40	7,000,000 [e]	7,020,020
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corporation Project)	5.65	12/1/22	4,500,000	4,225,500
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,095,410

Long-Term Municipal Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Utah−.1%				
Utah Housing Finance Agency, SFMR (Collateralized; FHA)	6.00	1/1/31	125,000	128,456
Vermont−1.1%				
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,569,165
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	445,000	451,804
Washington−2.9%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 [a]	5,291,400
West Virginia−1.3%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	2,500,000	2,333,350
Wisconsin−4.9%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,564,800
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.60	2/15/29	4,975,000	4,660,879
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	1,879,060
Wyoming−.7%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,500,000	1,362,240
U.S. Related−9.9%				
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	8,000,000 [c,d]	8,125,920

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	10,000,000 [c,d]	10,157,400
Total Long-Term Municipal Investments (cost $296,645,314)				**300,558,529**

Short-Term Municipal Investment—1.2%

Pennsylvania;				
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) (cost $2,200,000)	10.00	4/7/08	2,200,000 [f]	**2,200,000**

Total Investments (cost $298,845,314)	**163.6%**	**302,758,529**
Liabilities, Less Cash and Receivables	**(9.6%)**	**(17,698,589)**
Preferred Stock, at redemption value	**(54.0%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders	**100.0%**	**185,059,940**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Variable rate security—interest rate subject to periodic change.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $29,279,470 or 15.8% of net assets applicable to Common Shareholders.*

d *Collateral for floating rate borrowings.*

e *Purchased on a delayed delivery basis.*

f *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	26.3
AA		Aa		AA	15.2
A		A		A	31.1
BBB		Baa		BBB	18.4
B		B		B	1.2
F1		MIG1/P1		SP1/A1	.8
Not Rated [g]		Not Rated [g]		Not Rated [g]	7.0
					100.0

[†] *Based on total investments.*

[g] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	298,845,314	302,758,529
Receivable for investment securities sold		7,511,689
Interest receivable		4,898,799
Prepaid expenses		25,518
		315,194,535
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		187,252
Cash overdraft due to Custodian		781,480
Payable for floating rate notes issued–Note 4		14,500,000
Payable for investment securities purchased		14,390,659
Interest and related expenses payable		122,800
Dividends payable to Preferred Shareholders		44,229
Commissions payable		9,505
Accrued expenses		98,670
		30,134,595
Auction Preferred Stock, Series A and B, par value $.001 per share (4,000 shares issued and outstanding at $25,000 per share liquidation preference)–Note 1		100,000,000
Net Assets applicable to Common Shareholders ($)		**185,059,940**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (20,594,744 shares issued and outstanding)		20,595
Paid-in capital		185,627,788
Accumulated undistributed investment income–net		407,060
Accumulated net realized gain (loss) on investments		(4,908,718)
Accumulated net unrealized appreciation (depreciation) on investments		3,913,215
Net Assets applicable to Common Shareholders ($)		**185,059,940**
Shares Outstanding		
(110 million shares authorized)		20,594,744
Net Asset Value, per share of Common Stock ($)		**8.99**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**8,510,634**
Expenses:	
Management fee–Note 3(a)	1,014,980
Interest and related expenses	247,905
Commission fees–Note 1	133,537
Professional fees	40,549
Shareholders' reports	24,555
Registration fees	13,333
Shareholder servicing costs–Note 3(b)	13,225
Custodian fees–Note 3(b)	11,902
Directors' fees and expenses–Note 3(c)	8,032
Miscellaneous	27,350
Total Expenses	**1,535,368**
Investment Income-Net	**6,975,266**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	436,587
Net unrealized appreciation (depreciation) on investments	(7,838,972)
Net Realized and Unrealized Gain (Loss) on Investments	**(7,402,385)**
Dividends on Preferred Stocks	**(1,885,289)**
Net (Decrease) in Net Assets Resulting from Operations	**(2,312,408)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007
Operations ($):		
Investment income−net	6,975,266	14,280,972
Net realized gain (loss) on investments	436,587	372,141
Net unrealized appreciation (depreciation) on investments	(7,838,972)	(7,360,730)
Dividends on Preferred Stocks	(1,885,289)	(3,613,991)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,312,408)**	**3,678,392**
Dividends to Common Shareholders from ($)		
Investment income−net	**(5,066,307)**	**(10,130,835)**
Capital Stock Transactions ($):		
Dividends reinvested	–	51,799
Total Increase (Decrease) in Net Assets	**(7,378,715)**	**(6,400,644)**
Net Assets ($):		
Beginning of Period	192,438,655	198,839,299
End of Period	**185,059,940**	**192,438,655**
Undistributed investment income−net	407,060	383,390
Capital Share Transactions (shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**–**	**5,424**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended March 31, 2008 (Unaudited) | Year Ended September 30, | | | | |
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	9.34	9.66	9.68	9.51	9.51	9.78
Investment Operations:						
Investment income−net[a]	.34	.69	.65	.68	.69	.72
Net realized and unrealized gain (loss) on investments	(.35)	(.34)	.00[b]	.21	.09	(.24)
Dividends on Preferred Stock from investment income−net	(.09)	(.18)	(.15)	(.10)	(.06)	(.07)
Total from Investment Operations	(.10)	.17	.50	.79	.72	.41
Distributions to Common Shareholders:						
Dividends from investment income−net	(.25)	(.49)	(.52)	(.62)	(.72)	(.68)
Net asset value, end of period	8.99	9.34	9.66	9.68	9.51	9.51
Market value, end of period	8.49	8.67	9.17	9.35	10.25	9.69
Total Return (%)[c]	.76[d]	(.34)	3.86	(2.58)	14.08	8.48

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets applicable to Common Stock[e]	1.62[f]	1.67	1.61	1.48	1.40	1.42
Ratio of net investment income to average net assets applicable to Common Stock[e]	7.34[f]	7.28	6.83	7.03	7.29	7.60
Ratio of total expenses to total average net assets	1.06[f]	1.11	1.06	.99	.93	.94
Ratio of net investment income to total average net assets	4.81[f]	4.82	4.53	4.67	4.81	5.02
Portfolio Turnover Rate	23.61[d]	10.30	10.09	12.62	6.72	9.88
Asset Coverage of Preferred Stock, end of period	285	292	300	299	295	294
Net Assets net of Preferred Stock, end of period ($ x 1,000)	185,060	192,439	198,839	199,388	195,395	194,390
Preferred Stock Outstanding, end of period ($ x 1,000)	100,000	100,000	100,000	100,000	100,000	100,000

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Calculated based on market value.*
[d] *Not annualized.*
[e] *Does not reflect the effect of dividends to Preferred Stockholders.*
[f] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. The fund's Common Stock trades on the American Stock Exchange under the ticker symbol DMF.

The fund has outstanding 2,000 shares of Series A and 2,000 shares of Series B Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Whitney I. Gerard and George L. Perry as directors to be elected by the holders of APS.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and Dreyfus affiliate, will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On March 28, 2008, the Board of Directors declared a cash dividend of $.041 per share from investment income-net, payable on April 30, 2008 to Common Shareholders of record as of the close of business on April 11, 2008.

(d) Dividends to shareholders of APS: Dividends, which are cumulative, are generally reset every 7 days for each Series of APS pursuant to a process specified in related fund charter documents. Dividends rates as of March 31, 2008 for each Series of APS were as follows: Series A 3.229% and Series B 3.229%. These rates reflect the "maximum rates" under the governing instruments as a result of "failed auctions" in which sufficient clearing bids are not received.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended September 30, 2007 remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $5,448,823 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2007. If not applied, $604,058 of the carryover expires in fiscal 2009, $1,413,550 expires in fiscal 2010, $360,799 expires in fiscal 2011 and $3,070,416 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2007 was as follows: tax exempt income $13,744,826. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2008, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended March 31, 2008, there was no expense reimbursement pursuant to the Agreement.

(b) The fund compensates Mellon Bank under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $9,332 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2008, the fund was charged $11,902 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $2,709 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $169,043, custodian fees $11,969, transfer agency per accounts fees $3,531 and chief compliance officer fees $2,709.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2008, amounted to $81,637,662 and $70,077,802, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

At March 31, 2008, accumulated net unrealized appreciation on investments was $3,913,215, consisting of $10,637,752 gross unrealized appreciation and $6,724,537 gross unrealized depreciation.

At March 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTES

NOTES

OFFICERS AND DIRECTORS

Dreyfus Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander, Jr.
Lucy Wilson Benson†
David W. Burke
Whitney I. Gerard*
Arthur A. Hartman†
George L. Perry*

Auction Preferred Stock Directors
† Emeritus Board Member

Officers

President
    J. David Officer

Executive Vice President
    Phillip N. Maisano

Executive Vice President
    Joseph P. Darcy

Vice President and Secretary
    Michael A. Rosenberg

Vice President and Assistant Secretaries
    James Bitetto
    Joni Lacks Charatan
    Joseph M. Chioffi
    Janette E. Farragher
    John B. Hammalian
    Robert R. Mullery
    Jeff Prusnofsky

Treasurer
    James Windels

Assistant Treasurers
    Richard Cassaro
    Gavin C. Reilly
    Robert Robol
    Robert Salviolo
    Robert Svagna

Chief Compliance Officer
    Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

Mellon Bank N.A. (Common Stock)
Deutsche Bank Trust Company America
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America
(Auction Preferred Stock)

Stock Exchange Listing

AMEX Symbol: DMF

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus
Municipal Income, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)**

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

Ticker Symbol: DMF

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation   0424SA0308